



02030609

NO ACT
P.E 1-28-2002
1-00143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2002

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, Michigan 48265-3000

Act 1934
Section ______
Rule 14A-8
Public Availability 3/22/2002

Re: General Motors Corporation
Incoming letter dated January 28, 2002

Dear Ms. Larin:

This is in response to your letter dated January 28, 2002 concerning the shareholder proposal submitted to General Motors by Louis L. Lauve III. We also have received a letter from the proponent dated February 19, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Louis L. Lauve III
3900 Watson Place, NW 2G-B
Washington, DC 20016



General Motors Corporation
Legal Staff

Facsimile (313) 665-4978

Telephone (313) 665-4927

January 28, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 19, 2001 from Louis Lauve III (Exhibit A) from the General Motors Corporation proxy materials for the 2002 Annual Meeting of Stockholders. Under this proposal, spin-off companies would be required "to retain GM's good corporate standards," and corporate governance standards would be voted upon separately from any vote on the spin-off.

General Motors intends to omit the proposal under Rule 14a-8(b) on the grounds that the proponent has not demonstrated his eligibility to submit a proposal.

Mr. Lauve's communication to General Motors which included the proposal also stated, "Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting." According to GM's stock transfer agent, however, Mr. Lauve is not listed as a registered owner in the Corporation's stock records. Accordingly, on January 2, 2002, General Motors sent Mr. Lauve a letter dated December 31, 2001(Exhibit B) stating that he was not identified in the stockholder records as owning at least $2,000 worth of stock for at least one year and requesting evidence of stock ownership in compliance with section (b)(2) of Rule 14a-8. A copy of Rule 14a-8 was enclosed with the letter.

General Motors has not received any response to its January 2 letter, which was sent by Federal Express and received by Mr. Lauve on January 3, 2001. It does not appear that Mr. Lauve has remedied the deficiency within the 14-day period set by paragraph (f)(1) of Rule 14a-8. In similar instances in which a proponent has failed to respond to a request for documentary evidence of stock ownership, no-action letters have found some basis for omitting the proposal under paragraph (f)(1). See, e.g., Actuant Corporation (October 16, 2001); Intuit Inc. (September 18, 2001); Compuware Corporation (May 10, 2001); Wal-Mart Stores, Inc. (March 27, 2001).

GM currently plans to print its proxy materials at the beginning of April. Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2002 Annual Meeting of Stockholders.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Encls.

c: Louis Lauve III

To: Mr. John F. Smith, Chairman of the Board, General Motors Corp. (GM)
FX: 313/556-5108 and FX: 313/667-3166
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting
Submitted by Louis Lauve III, 3900 Watson Pl., NW, 3G-B,
Washington, DC 20016
December 19, 2001

9 – ENHANCE SPIN-OFF MANAGEMENT

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity.]

GM spin-offs to retain GM's good corporate standards

RESOLVED:
General Motors shareholders request that spin-off companies have:
- The same corporate governance standards as GM or
- Shareholders have the opportunity to vote as a separate issue on retaining GM's standards or adopting a different package of standards for the spin-off company.

SUPPORTING STATEMENT:
GM shareholders are entitled to the same standards that they have as GM shareholders – when they acquire stock involuntarily in GM spin-off companies. This was not the case with the Delphi Automotive spin-off. Delphi has many corporate governance standards that are regressive compared to GM – as measured by the standards of many institutional investors.

One key regressive rule adopted by Delphi is a POISON PILL not subject to shareholder vote. Delphi also adopted the following company standards that are less than optimal – according to many institutional shareholders and proxy analysts:
- No annual election of each director.
- No cumulative voting.
- Shareholders may not call special meetings.

What incentive is there for good corporate governance for GM spin-offs?

A survey by McKinsey & Co. shows that institutional investors are prepared to pay an 18% premium for good corporate governance.
Wall Street Journal

To protect your stock value in future GM spin-offs, vote for:
ENHANCE SPIN-OFF MANAGEMENT
GM spin-offs to retain GM's good corporate standards
YES on 9



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

December 31, 2001

BY FEDERAL EXPRESS
Louis Lauve III
3900 Watson Pl. NW, 3G-B
Washington, D.C. 20016

Dear Mr. Lauve:

General Motors has received the stockholder proposal that you sent by fax on December 19. The stockholder records maintained by GM's stock transfer agent do not identify you as having owned, continuously for at least one year, General Motors voting stock with a market value of at least $2000.

Please provide me with evidence of your stock ownership within 14 days of receiving this letter, in compliance with section (b)(2) of Rule 14a-8 (Question 2) of the SEC's proxy rules. A copy of Rule 14a-8 is enclosed for your information.

Please be sure to include the mail code—482-C23-D24—in my mailing address.

Sincerely,

Anne T. Larin
Attorney

Enclosure

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

CFLETTERS

From: Louis Lauve [lauvel40@hotmail.com]

Sent: Tuesday, February 19, 2002 5:16 AM

To: cfletters@sec.gov

Subject: Fwd: Re: GM

>lauvel40@hotmail.com
>Louis L. Lauve
>3900 Watson Place, NW 2G-B
>Washington, DC 20016
>
>cfletters@sec.gov
>Office of Chief Counsel
>Mail Stop 0402
>Division of Corporation Finance
>Securities and Exchange Commission
>
>Re: General Motors Corporation rule 14a-8 no action request
>
>Ladies and Gentlemen:
>
>The January 28, 2002 General Motors no action request refers to a letter
>"received by Mr. Lauve on January 3, 2001." However, the company supplied
>no verification of the January 3, 2002 delivery date.
>
>The delivery date is believed to be later than January 3 and to thus put the
>company past the 14-day notice period. Thus this late company notice could
>make the January 2, 2002 company letter irrelevant.
>
>
>Sincerely,
>
>Louis L. Lauve
>GM Shareholder
>
>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 28, 2002

The proposal relates to spin-offs.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to General Motors' request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,


Jonathan Ingram
Special Counsel